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                                                                    Exhibit 20.1

PRESS RELEASE                                       [LOGO OF AVIVA APPEARS HERE]

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                         AVIVA / SHARPE MERGER UPDATE

Dallas, Texas [April 13, 1999] . . . The chief executives of Sharpe Resources Corporation (SHO-ME) and Aviva Petroleum Inc. (LSE-AVP) report that the proposed merger of the two companies announced on March 4, 1999 is proceeding as a result of current discussions with lenders on restructuring Aviva's $15 million secured debt. The lenders have agreed, subject to final approvals, to accept $5 million in cash, $3 million of preferred stock in the merged entity and 25% of the Sharpe common stock to be issued to Aviva shareholders. Funding of the $5 million cash payment to Aviva's lenders is expected to come from debt and equity financing. The merger itself is subject to final negotiation, execution and delivery of definitive agreements, and approval by the board of directors and shareholders of both companies. Roland Larsen, CEO of Sharpe, and Ron Suttill, CEO of Aviva, both commented that they are pleased to have been able to reach an agreement with lenders that allows the merged company to become active again in a potentially profitable oil and gas industry environment.

The Companies are engaged in exploration for and development and production of oil and gas in Colombia, onshore and offshore in the United States, and Papua New Guinea.

Aviva's depositary shares, one of which equals five common shares, have been delisted from trading on the American Stock Exchange. Aviva expects that the depositary shares will trade over-the-counter in the near future.


Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Companies' actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, general economic conditions, volatility of oil and gas prices, the impact of possible geopolitical occurrences world-wide, imprecision of reserve estimates, changes in laws and regulations, unforeseen engineering and mechanical or technological difficulties in drilling or working-over wells, and other risks described in the Companies' filings with the Securities and Exchange Commission.

Further Information:

Ron Suttill, Aviva Petroleum Inc.  214 691 3464  Roland Larsen, Sharpe Resources
                                                 Corporation 713 652 3828